September 23, 2013

VIA EDGAR AND E-MAIL

Alison White U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:
Responses to U.S. Securities and Exchange Commission Staff Comments on Post-
Effective Amendment No. 44 to the Registration Statement on Form N-1A of AXA
Premier VIP Trust (File Nos. 333-70754 and 811-10509)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on August 19, 2013 concerning Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on July 22, 2013.  The Post-Effective Amendment was filed in order to register 17 new portfolios of the Trust (each a “New Portfolio”).1  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

	(a)	Comment: For all portfolios that include commodities, natural resources and/or precious and base metals as an investment strategy or asset class, please consider

1           The New Portfolios are as follows: Charter Fixed Income Portfolio, Charter Conservative Portfolio, Charter Moderate Portfolio, Charter Moderate Growth Portfolio, Charter Growth Portfolio, Charter Aggressive Growth Portfolio, Charter Equity Portfolio, Charter International Conservative Portfolio, Charter International Moderate Portfolio, Charter International Growth Portfolio, Charter Income Strategies Portfolio, Charter Interest Rate Strategies Portfolio, Charter Real Assets Portfolio, Charter Multi Alternative 100 Conservative Portfolio, Charter Multi Alternative 100 Moderate Portfolio, Charter Multi Alternative 100 Growth Portfolio, and Target 2055 Allocation Portfolio.  In this regard, the Trust notes that (i) the names Charter Multi Alternative 100 Conservative Portfolio, Charter Multi Alternative 100 Moderate Portfolio, and Charter Multi Alternative 100 Growth Portfolio will be changed to Charter Alternative 100 Conservative Plus Portfolio, Charter Alternative 100 Moderate Portfolio, and Charter Alternative 100 Growth Portfolio, respectively, in Post-Effective Amendment No. 45, and (ii) Target 2055 Portfolio will be deleted prior to the filing of Post-Effective Amendment No. 45.

whether disclosure should be added regarding energy, mining, extraction or drilling risks, such as risks of the occurrence of incidents like the West Virginia coal mining tragedy or the BP oil rig explosion, fire, and massive spill in the Gulf of Mexico, or whether disclosure is warranted in light of the requirements of Dodd-Frank Act Section 1502 applicable to conflict minerals.

Response: The Trust has revised the Natural Resources Sector Risk disclosure in the “Principal Risks of Investing in the Portfolio” section of the relevant Portfolios’ summary prospectuses and in the “Other Investment Risks” sub-section of the “More About Investment Strategies & Risks” section of the Portfolios’ statutory prospectus to read as follows (the Trust notes, in particular, the addition of the underlined disclosure):

“The profitability of companies in the natural resources sector can be adversely affected by worldwide energy prices and other world events, limits on and the success of exploration projects, and production spending. Companies in the natural resources sector also could be adversely affected by commodity price volatility, changes in exchange rates, changes in the supply of, or the demand for, natural resources, imposition of import controls, government regulation and intervention, civil conflict, economic conditions, increased competition, technological developments, and labor relations. In addition, companies in the natural resources sector may be subject to the risks generally associated with extraction of natural resources, such as the risks of mining and oil drilling, and the risks of the hazards associated with natural resources, such as natural or man-made disasters, fire, drought, and increased regulatory and environmental costs. Furthermore, prices of precious metals and of precious metal related securities have historically been very volatile due to various economic, financial, social and political factors and may adversely affect the financial condition of companies involved with precious metals.”

In addition, the Trust has revised the Infrastructure Sector Risk disclosure in the “Other Investment Risks” sub-section of the “More About Investment Strategies & Risks” section of the Portfolios’ statutory prospectus to include the following additional disclosure:

“In addition, the failure of an infrastructure company to carry adequate insurance or to operate its assets appropriately could lead to significant losses. Infrastructure may be adversely affected by environmental clean-up costs and catastrophic events such as earthquakes, hurricanes and terrorist acts.”

Furthermore, the Trust notes that the “Other Investment Risks” sub-section of the “More About Investment Strategies & Risks” section of the Portfolios’ statutory prospectus contains, in close proximity, disclosure discussing the risks of a Portfolio’s exposure to the commodities markets and the energy, infrastructure, natural resources, and oil and gas sectors, including, as relevant and responsive to the staff’s comment, the excerpted risks included in the Appendix attached hereto.

(b)	Comment: For all portfolios that disclose the ability to invest in “non-traditional (alternative) asset categories and strategies,” please provide additional disclosure explaining what are “non-traditional (alternative) asset categories and strategies.”

Response: For the Charter Fixed Income and Charter Equity Portfolios, the Trust has revised the sentence introducing the asset categories and strategies chart in the “Principal Investment Strategies of the Portfolio” section of each Portfolio’s summary prospectus to read as follows:

“The asset categories and strategies of the Underlying Portfolios and Underlying ETFs in which the Portfolio invests are as follows (asset categories and strategies that the Manager considers to be non-traditional (alternative) are indicated with an asterisk *):”

For the Charter Conservative, Charter Moderate, Charter Moderate Growth, Charter Growth, Charter Aggressive Growth, Charter International Conservative, Charter International Moderate, Charter International Growth, Charter Income Strategies, Charter Interest Rate Strategies, and Charter Real Assets Portfolios, the Trust has revised the sentence introducing the asset categories and strategies chart in the “Principal Investment Strategies of the Portfolio” section of each Portfolio’s summary prospectus to read as follows:

“The traditional and non-traditional (alternative) asset categories and strategies of the Underlying Portfolios and Underlying ETFs in which the Portfolio invests are as follows (asset categories and strategies that the Manager considers to be non-traditional (alternative) are indicated with an asterisk *):”

The Trust notes that, for the Charter Multi Alternative 100 Conservative, Charter Multi Alternative 100 Moderate, and Charter Multi Alternative 100 Growth Portfolios, the sentence introducing the asset categories and strategies chart in the “Principal Investment Strategies of the Portfolio” section of each Portfolio’s summary prospectus currently identifies all of the listed asset categories and strategies as non-traditional (alternative), so the Trust has not revised this sentence.

In addition, in the asset categories and strategies chart for each Portfolio (except the Charter Multi Alternative 100 Conservative, Charter Multi Alternative 100 Moderate, and Charter Multi Alternative 100 Growth Portfolios) the Trust has indicated with an asterisk those asset categories and strategies that the Manager considers to be non-traditional (alternative) -- i.e., “absolute return/multi strategies”, “commodities”, “convertible securities”, “covered call writing”, “currency”, “global infrastructure”, “long/short credit” (replacing “global long/short credit”), “global real estate”, “listed private equity”, “managed futures”, “merger arbitrage”, “natural resources”, and “precious and base metals” -- as applicable for each Portfolio. In addition, the Trust notes that two non-traditional (alternative) asset categories and strategies -- “global macro” and “long/short equity” -- have been deleted.

In addition, the Trust has added the following disclosure immediately following the asset categories and strategies chart in the “Principal Investment Strategies of the Portfolio” section of each Portfolio’s (except the Charter Fixed Income Portfolio’s) summary prospectus:

“Non-traditional (alternative) investments are alternatives to traditional equity (stocks) or fixed income (bonds and cash) investments. Non-traditional (alternative) investments have the potential to enhance portfolio diversification and reduce overall portfolio volatility because these investments may not have a strong correlation (relationship) to one another or to traditional market indexes. Non-traditional (alternative) investments use a different approach to investing than do traditional investments. This approach may involve, for example, holding both long and short positions in securities or using derivatives or hedging strategies. Many non-traditional (alternative) investment strategies are designed to help reduce the role of overall market direction in determining return.”

In addition, the Trust has added the following disclosure immediately following the asset categories and strategies chart in the “Principal Investment Strategies of the Portfolio” section of the Charter Fixed Income Portfolio’s summary prospectus:

“Non-traditional (alternative) investments are alternatives to traditional equity (stocks) or fixed income (bonds and cash) investments. Non-traditional (alternative) investments have the potential to enhance portfolio diversification and reduce overall portfolio volatility because these investments may not have a strong correlation (relationship) to one another or to traditional market indexes.”

See also the Trust’s response to Comment 1(c) below for disclosure the Trust added to the “More About Investment Strategies & Risks” section of the Portfolios’ statutory prospectus.

In addition, the Trust has revised the “Principal Risks of Investing in the Portfolio” section of each Portfolio’s summary prospectus to include the following risk disclosure:

“Non-Traditional (Alternative) Investment Risk -- To the extent a Portfolio invests in Underlying Portfolios and Underlying ETFs that invest in non-traditional (alternative) investments, the Portfolio will be subject to the risks associated with such investments. Non-traditional (alternative) investments use a different approach to investing than do traditional investments (stocks, bonds, and cash) and, as a result, have different characteristics and risks than do traditional investments. Non-traditional (alternative) investments are often less liquid, particularly in periods of stress, are generally more complex and less transparent, and may have more complicated tax profiles than traditional investments. In addition, the performance of non-traditional (alternative) investments is dependent primarily on investment manager experience and skill, whereas the performance of traditional investments generally is dependent primarily on market exposure and returns. The use of non-traditional (alternative) investments may not achieve the desired effect."

(c)
Comment: The staff notes that each summary prospectus includes a table disclosing the asset categories in which a portfolio may invest.  Please provide disclosure describing each category, particularly any category that may not be apparent on its face (e.g., Global Long/Short Credit, Long/Short Equity, Merger Arbitrage).

Response:  The Trust believes that each of the traditional asset categories and strategies and each of the “commodities”, “convertible securities”, “covered call writing”, “currency”, “global infrastructure”, “global real estate”, “natural resources”, and “precious and base metals” non-traditional asset categories and strategies is apparent on its face and is adequately described in the Portfolios’ statutory prospectus.  The Trust believes that each of the “absolute return/multi strategies”, “long/short credit”, “listed private equity”, “managed futures”, and “merger arbitrage” non-traditional asset categories and strategies, however, may not be apparent on its face.  Accordingly, the Trust has revised the “More About Investment Strategies & Risks” section of the Portfolios’ statutory prospectus to include the following disclosure:

“Non-Traditional (Alternative) Investments. Non-traditional (alternative) investments are alternatives to traditional equity (stocks) or fixed income (bonds and cash) investments. Non-traditional (alternative) investments have the potential to enhance portfolio diversification and reduce overall portfolio volatility because these investments may not have a strong correlation (relationship) to one another or to traditional market indexes. Non-traditional (alternative) investments use a different approach to investing than do traditional investments. This approach may involve, for example, seeking excess returns that are not tied to traditional investment benchmarks (absolute return); taking both long and short positions in credit-sensitive securities (e.g., long/short credit); holding private securities instead of publicly traded securities (e.g., listed private equity); taking both long and short positions in futures contracts (e.g., managed futures); seeking to benefit from price movements caused by anticipated corporate events, such as mergers, acquisitions, or other special situations (e.g., merger arbitrage); or using derivatives or hedging strategies. This approach also may involve investing in a variety of non-traditional (alternative) strategies (e.g., multi strategies). Many non-traditional (alternative) investment strategies are designed to help reduce the role of overall market direction in determining return.”

	(d)	Comment: For all portfolios, please confirm that for each principal investment strategy listed the disclosure includes a corresponding principal risk.

Response:  The Trust confirms that for each principal investment strategy listed the disclosure includes a corresponding principal risk.  The Trust has revised the “Principal Risks of Investing in the Portfolio” sections of the Portfolios’ summary prospectuses to include additional risk disclosure, as appropriate.

(e)
Comment: The staff notes that some portfolios may invest in unregistered funds and ETFs.  If this is true, please confirm that each portfolio will not invest more than 10% of its net assets in unregistered funds and ETFs and will consider all such funds to be illiquid for purposes of the 15% limitation on investing in illiquid securities.

Response:  The Portfolios do not invest in unregistered investment companies.  The Portfolios may invest to a limited extent in certain exchange-traded pools, such as the series of PowerShares DB Multi-Sector Commodity Trust, which are publicly traded on a U.S. exchange.  These exchange-traded pools are not “investment companies” within the meaning of the 1940 Act and they are neither registered nor subject to regulation under the 1940 Act.  In the “Information Regarding the Underlying Portfolios and Underlying ETFs” section of the Portfolios’ statutory prospectus, which briefly summarizes the investment objectives and risks of the Portfolios’ underlying investments, the bulleted list of summary risks for each of the exchange-traded pools indicates that the product is “not a registered investment company”.  The Trust is not aware of any particular restrictions imposed by the 1940 Act or the rules thereunder on the Portfolios’ ability to invest in such exchange-traded pools as distinct from the Portfolios’ ability to invest in other types of issuers and, therefore, the Trust has not made any changes in response to this comment.

2.	Target 2055 Portfolio

(a)
Comment: Principal Investment Strategy (p. 3):  The staff notes that the portfolio’s asset mix will continue to change for 10 years after the target date.  Please include disclosure regarding why the asset mix continues to change, along with all the attendant risks of this continued shift in asset mix (e.g., the risk of not being conservatively allocated until a number of years after the target date).

Response: Subsequent to filing the Post-Effective Amendment, the Trust determined not to proceed with the registration of the Target 2055 Portfolio.  The Target 2055 Portfolio will be deleted prior to the filing of Post-Effective Amendment No. 45.

3.	Charter Fixed Income Portfolio & Charter Equity Portfolio

	(a)	Comment: Principal Investment Strategy (pp. 3 & 32): Please define the term “Underlying Fund.”

Response: At pages 3 and 32 the intended defined term is “Underlying Portfolios” rather than “Underlying Funds”. Accordingly, at page 3 the Trust has revised the sentence regarding the Charter Fixed Income Portfolio’s 80% policy to read as follows:

“The Portfolio will invest in Underlying Portfolios and Underlying ETFs such that 80% of its assets (net assets plus the amount of any borrowings for investment purposes) are invested in fixed income securities (which may include derivatives exposure to fixed income securities).”

In addition, at page 32 the Trust has revised the sentence regarding the Charter Equity Portfolio’s 80% policy to read as follows:

“The Portfolio will invest in Underlying Portfolios and Underlying ETFs such that 80% of its assets (net assets plus the amount of any borrowings for investment purposes) are invested in equity securities (which may include derivatives exposure to equity securities).”

(b)	Comment: Principal Investment Strategy (pp. 3 & 32): In the first sentence of the second paragraph, please change the term “Underlying Funds” to “Underlying ETFs,” if correct.

Response: At page 3 the Trust has revised the first sentence of the second paragraph in the “Principal Investment Strategies of the Portfolio” section to read as follows:

“The Portfolio allocates its assets to Underlying Portfolios and Underlying ETFs that invest among various fixed income asset categories, as well as non-traditional (alternative) investments.”

In addition, at page 32 the Trust has revised the first sentence of the second paragraph in the “Principal Investment Strategies of the Portfolio” section to read as follows:

“The Portfolio allocates its assets to Underlying Portfolios and Underlying ETFs that invest among various equity asset categories, as well as non-traditional (alternative) investments.”

4.	Charter Interest Rate Strategies Portfolio

(a)
Comment: Investment Objective (p. 55):  Please briefly define the term “real return.”

Response: The Trust has revised the statement of the Portfolio’s investment objective in its entirety to read as follows:

“Investment Objective: Seeks to achieve long-term total return, consistent with the preservation of capital and prudent investment management.”

5.	Charter Real Assets Portfolio

(a)
Comment: Investment Objective (p. 59):  Please briefly define the term “real return.”

Response: The Trust has revised the “Principal Investment Strategies of the Portfolio” section of the Portfolio’s summary prospectus to include the following sentence:

“For purposes of the Portfolio, real return is defined as the rate of return after adjusting for inflation.”

(b)
Comment: Principal Investment Strategy (p. 59):  As the portfolio includes the term “real assets” in its name, please include an 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).  Please make a corresponding change to page 6 of the SAI.

Response: The Trust has revised the “Principal Investment Strategies of the Portfolio” section of the Portfolio’s summary prospectus to include the following disclosure:

“The Portfolio expects to invest principally in investments that the Manager believes are affected directly or indirectly by the level of and changes in the rate of inflation and, therefore, provide real returns (such investments are "real assets"). Under normal circumstances, the Fund will invest at least 80% of its assets (plus borrowings for investment purposes) in real assets. Real assets include equity and fixed income securities and other investments among seven general asset categories: commodities, currency, global infrastructure, global real estate, natural resources, precious and base metals, and inflation-protected securities. For purposes of the Portfolio, real return is defined as the rate of return after adjusting for inflation.”

6.	Multi Alternative Portfolios

(a)
Comment: Principal Investment Strategy (pp. 63, 68, 73):  Please provide additional disclosure explaining what are “non-traditional (alternative) asset categories and strategies.”

Response:  Please see the Trust’s responses to Comments 1(b) and 1(c) above.

7.	Charter Portfolios - Statutory Prospectus

(a)
Comment: Charter Allocation Portfolios at a Glance and Information Regarding the Underlying Portfolios and Underlying ETFs (pp. 83 & 109):  Given that there are no funds included under the category “Global Macro,” please explain why it is included as a strategy or asset category for some portfolios.

Response:  The Trust has revised the “Charter Allocation Portfolios at a Glance” and the “Information Regarding the Underlying Portfolios and Underlying ETFs” sections to delete the “global macro” category. The Trust has also deleted the “global macro” category wherever it appeared in the “Principal Investment Strategies of the Portfolio” sections of the Portfolios’ summary prospectuses.

(b)
Comment: Selling Restrictions (p. 159):  The staff notes that a portfolio may suspend the right of redemption or postpone payment for more than 7 days “during an emergency.”  Following the word “emergency,” please add the following language (or some approximation thereof) from Section 22(e) of the 1940 Act: “as a result of which (A) disposal by the Portfolio of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for the Portfolio fairly to determine the value of its net assets.”

Response: The Trust has revised the disclosure to read as follows:
“During an emergency as a result of which disposal or valuation of portfolio securities is not reasonably practicable.”

8.	Tandy Representation

	(a)	Comment: Please provide “Tandy” representations. Response: A “Tandy” letter will be submitted in the form of an EDGAR correspondence with Post-Effective Amendment No. 45.

*           *           *           *           *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely, /s/ Mark C. Amorosi Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq. Gariel Nahoum, Esq. AXA Equitable Funds Management Group, LLC

Appendix

In response to Comment 1(a) above, the Trust notes that the “Other Investment Risks” sub-section of the “More About Investment Strategies & Risks” section of the Portfolios’ statutory prospectus contains, in close proximity, disclosure discussing the risks of a Portfolio’s exposure to the commodities markets and the energy, infrastructure, natural resources, and oil and gas sectors, including, as relevant and responsive to the staff’s comment, the following excerpted risks, in particular:

Energy Sector Risk. …  Energy companies may also operate in or engage in transactions involving countries with less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies. Energy companies also face a significant risk of civil liability from accidents resulting in injury or loss of life or property, pollution or other environmental mishaps, equipment malfunctions or mishandling of materials and a risk of loss from terrorism, political strife and natural disasters. Any such event could have serious consequences for the general population of the area affected and result in a material adverse impact to a Portfolio’s holdings and the performance of a Portfolio.

Infrastructure Sector Risk. … There is also the risk that corruption may negatively affect publicly funded infrastructure projects, especially in emerging markets, resulting in delays and cost overruns. … In addition, infrastructure companies may be adversely affected by government regulation or world events (e.g., expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and repatriation of capital, military coups, social or labor unrest, or violence) in the regions in which the companies operate. Infrastructure companies may have significant capital investments in, or engage in transactions involving, emerging market countries, which may heighten these risks.  [See additional disclosure set forth in the response to Comment 1(a) above.]

Natural Resources Sector Risk. [See revised disclosure set forth in the response to Comment 1(a) above.]

Oil and Gas Sector Risk. … Companies in the oil and gas sector may be at risk for environmental damage claims and other types of litigation. Companies in the oil and gas sector may be adversely affected by natural disasters or other catastrophes, changes in exchange rates, interest rates, changes in prices for competitive energy services, economic conditions, tax treatment, government regulation and intervention, negative perception and unfavorable events in the regions where companies operate (e.g., expropriation, nationalization, confiscation of assets and property or imposition of restrictions on foreign investments and repatriation of capital, military coups, social unrest, violence or labor unrest). Companies in the oil and gas sector may have significant capital investments in, or engage in transactions involving, emerging market countries, which may heighten these risks.